DYNAMIC BIOMETRIC SYSTEMS, INC.
                       1711 W. GREENTREE DRIVE, SUITE 116
                                TEMPE, AZ  85284
                       (480) 705-9110  FAX (480) 705-9611


March 30, 2006

Securities and Exchange Commission
Attn:  Mark Webb, Mail Stop 4561
100 F Street NE
Washington, DC  20549-4561

Re:     Dynamic Biometric Systems, Inc. ("DBSI")
     Form 10-SB filed December 16, 2005
     File No. 001-32706

Dear Mr. Webb:

With respect to the above-captioned filing, this letter responds to the comments set forth in your letter dated February 17, 2006. For your convenience, we have set forth your comments in this letter with response below.

Form 10-SB Amendment No. 1
--------------------------

Financial Statements
--------------------

1. Please file either an amended Form 10-SB or a Form 10-KSB to update your financial statements for the year ended December 31, 2005. Refer to Rule 310(g) of Regulation S-B.

     On March 30, 2006, we filed our Form 10-KSB for the year ended December 31, 2005 via Edgar.

We believe the above to be fully responsive to the comments set forth in your February 17, 2006 letter. Your prompt review and clearance of the referenced filings would be greatly appreciated. If you have any questions or need any additional information on a supplemental basis prior to formally responding, please contact Thomas J. Morgan, Esq., at Lewis and Roca LLP at (602) 262-5712 or me at (480) 759-9400 ext 101.

Sincerely,

     /s/ Lanny R. Lang

Lanny R. Lang
Secretary and Treasurer


c:     Thomas J. Morgan